February 16, 2016

VIA EDGAR

Mr. Dietrich A. King
Assistant Director
Office of Financial Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Meta Financial Group, Inc. Form 10-K for the Fiscal Year Ended September 30, 2015 Filed December 14, 2015 File No. 000-22140

Dear Mr. King:

We are in receipt of the letter dated February 9, 2016 to Glen W. Herrick, Executive Vice President and Chief Financial Officer of Meta Financial Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filing.  For your convenience, we have included the Staff’s comment below, followed by our response.

Form 10-K filed for the Fiscal Year Ended September 30, 2015

Definitive Proxy Statement on Schedule 14A

Annual Cash and Equity Incentive Compensation, page 17

1.	We note your disclosures on page 17 regarding the primary factors you considered for cash incentives (EPS, ROE, asset quality, and core deposit growth) and for equity incentives (net income and total shareholder return). Please tell us how the compensation committee determined the size of the annual cash and equity incentive awards for your named executive officers. In doing so, please address the roles of individual performance and company performance. Please also address the various factors the committee considered, indicating how those factors affected the disclosed awards. If the committee used performance targets linked to these or other factors, please tell us the targets, as well as where actual performance fell with respect to the targets. Finally, in future filing disclosing the payment of incentive compensation, to the extent material, please discuss and analyze your award decisions. Please refer to Item 402(b) of Regulation S-K.

Mr. Dietrich A. King
Securities and Exchange Commission
February 16, 2016

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

As discussed in the Company’s Definitive Proxy Statement (the “Proxy Statement”), the Company’s Compensation Committee (the “Committee”) determined the size of the Company’s annual cash and equity incentive awards based on advice from its outside compensation advisers and with a view towards emphasizing equity incentive compensation over cash incentive compensation.  For each of the Company’s named executive officers (“NEOs”), the Committee set a maximum aggregate amount of incentive compensation (for both cash and equity) payable to any NEO, with maximum amounts ranging from 75%-187.5% of base salary.  These percentages were based on the position of the NEO, with positions of greatest responsibility (i.e., CEO and President) assigned the maximum percentage of 187.5% and those with lesser responsibilities assigned percentages ranging from 75-157.5%.  Of the respective maximum amounts of incentive compensation payable, no more than 60% of such amounts was payable in equity and no more than 40% was payable in cash.

Equity Incentive Awards.  For the equity incentive awards for fiscal year 2015, the Committee determined that 80% of the potential incentive awards would be based solely on Company performance and the remaining 20% would be based on a combination of Company and individual performance.  For the 80% based solely on Company performance, the Committee allocated one half of the 80% (24% of the potential maximum aggregate incentive compensation) to the achievement of metrics relating to net income (adjusted for significant non-core items) and the remaining half (24% of the potential maximum aggregate incentive compensation) to the achievement of metrics relating to total shareholder return (based on relative performance against the NASDAQ Bank Index, Russell 2000 Index and an index of payment company peers).  For the 20% (12% of the potential maximum aggregate incentive compensation) of the potential equity incentive award based on a combination of Company and individual performance, the Committee considered the Company’s trailing three and five year performance, the Company’s development of new products and services, and individual contribution to the Company’s overall performance, without allocating any specific percentages to these factors.  Following completion of fiscal year 2015, the Committee determined that, except as noted below with respect to total shareholder return, each NEO was entitled to the maximum percentage of equity incentive compensation applicable to them.  With respect to total shareholder return, the Committee determined that the Company had not achieved the metric at the maximum level, and as a result, no NEO received their maximum potential equity incentive compensation.  The actual equity incentive awards paid to each NEO are set forth in the table on page 19 of the Proxy Statement.

Mr. Dietrich A. King
Securities and Exchange Commission
February 16, 2016

Cash Incentive Awards.  For the cash incentive awards for fiscal year 2015, the Committee determined that 80% of the potential incentive award would be based solely on Company performance and the remaining 20% would be based on a combination of Company and individual performance.  For the 80% based solely on Company performance, the Committee set metrics in four areas, allocating one fourth of the 80% (8% of the potential maximum aggregate incentive compensation) each to the achievement of the following four metrics: earnings per share; return on equity (“ROE”); asset quality (non-performing assets); and core deposit growth.  For the 20% (8% of the potential maximum aggregate incentive compensation) of the potential cash incentive award based on a combination of Company and individual performance, the Committee considered the Company’s maintenance of its Tier 1 risk-based capital ratio at 8.0% or above and the NEO’s individual contribution to the Company’s overall performance, without allocating any specific percentages to these factors.  Following completion of fiscal year 2015, the Committee determined that, except as noted below with respect to ROE, each NEO was entitled to the maximum percentage of cash incentive compensation applicable to them.  With respect to ROE, the Committee determined that the Company had not achieved the metric at the maximum level, and as a result, NEOs received less than their maximum potential cash incentive compensation. The actual cash incentive awards paid to each NEO are set forth in the table on page 19 of the Proxy Statement.

As requested, in its future filings disclosing the payment of incentive compensation, to the extent material (and assuming disclosure would not result in competitive harm to the Company), the Company will discuss and analyze its award decisions to its NEOs for awards for which the performance period has been completed.

* * *

In connection with our responses to the comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (605) 362-5116 if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Regards,

/s/ Glen W. Herrick
Glen W. Herrick
Executive Vice President
and Chief Financial Officer

cc:            J. Tyler Haahr, Meta Financial Group, Inc. Chief Executive Officer